Filed by Koninklijke Ahold N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Delhaize Group

Commission File No.: 333-13302

Date: January 25, 2016

January 25, 2016

Press Release

Ahold and Delhaize announce filing of registration statement with the U.S. Securities and Exchange Commission

Zaandam, the Netherlands– Ahold and Delhaize Group today announced the public filing by Ahold of a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”). The registration statement is a document required under U.S. law in connection with the intended merger between Ahold and Delhaize and, as part of the merger, the issuance of shares to holders of Delhaize ordinary shares and Delhaize American Depositary Shares in exchange for these securities.

The registration statement as filed will be accessible through www.sec.gov and, once it has become effective, will be published by Ahold and Delhaize on their respective websites www.ahold.com, www.delhaizegroup.com and on www.adcombined.com.

On June 24, 2015, Ahold and Delhaize announced their intention to merge, creating an international retailer with a portfolio of strong, trusted local brands and more than 375,000 associates serving more than 50 million customers each week in the United States and Europe.

The transaction is expected to be completed in mid-2016, following associate consultation procedures, shareholder approval and regulatory clearances.

2016/03

Cautionary notice

NO OFFER OR SOLICITATION

This communication is being made in connection with the proposed business combination transaction between Koninklijke Ahold N.V. also known as Royal Ahold (“Ahold”) and Delhaize Group NV/SA (“Delhaize”). This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable Dutch, Belgian and other European regulations. This communication is not for release, publication or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication or distribution would be unlawful.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction, Ahold has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which includes a prospectus. The prospectus will be mailed to the holders of American Depositary Shares of Delhaize and holders of ordinary shares of Delhaize (other than holders of ordinary shares of Delhaize who are non-U.S. persons (as defined in the applicable rules of the SEC)). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT AHOLD, DELHAIZE, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the prospectus and other documents filed with the SEC by Ahold and Delhaize through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the prospectus and other documents filed by Ahold with the SEC by contacting Ahold Investor Relations at investor.relations@ahold.com or by calling +31 88 659 5213, and will be able to obtain free copies of the prospectus and other documents filed by Delhaize by contacting Investor Relations Delhaize Group at Investor@delhaizegroup.com or by calling +32 2 412 2151.

Press Office: +31 88 659 5343 Investor Relations: +31 88 659 5213 www.ahold.com Follow us on Twitter: @AholdNews	Page 1/2

Press Release

Page 2/2